EXHIBIT C
TO SCHEDULE 13D/A

TRANSACTION DESCRIPTIONS

The following describes transactions in Class A Common Stock during the 60 days preceding the filing of this Schedule 13D/A.

Claire H. Bristow – On June 17, 2026, 84,748 shares of Class A Common were transferred as part of an annual annuity distribution from the Claire H. Bristow 2025 Grantor Retained Annuity Trust to the Claire H. Bristow 2nd Amended and Restated Trust. The transfer did not result in a change in Mrs. Bristow's beneficial ownership of Class A Common.